UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

198 Davenport Road
Toronto, Ontario M5R 1J2, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Acquisition of Vessel Brand, Inc.
On November 15, 2021, Flora Growth Corp. (the “Company”) issued a press release announcing that it has closed its previously announced acquisition of Vessel Brand, Inc. (“Vessel”). Pursuant to the terms of the merger agreement between the Company, Vessel and certain related third parties, Vessel merged into a wholly-owned subsidiary of the Company, and the Company has acquired 100% of the equity interests of Vessel for consideration consisting of $8.0 million in cash and 4,557,318 privately issued common shares of the Company.
Certain shareholders of Vessel that received in excess of a majority of the Company’s common shares issued as part of the transaction consideration have entered into lock-up agreements restricting the transfer of such common shares for a period of six (6) months from the closing.
A copy of the press release is furnished as Exhibit 99.1 hereto.
Exhibit Index

Exhibit 99.1	Press release of Flora Growth Corp., dated November 15, 2021.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

Date: November 15, 2021

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